SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Newell Brands Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

651229 10 6

(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Partners Master Fund LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

13,751,333

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

13,751,333

10      SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,751,333

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES         / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.31%

14     TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Offshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

13,751,333

9       SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

13,751,333

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,751,333

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.31%

14      TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Partners LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

19,319,099

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

19,319,099

10      SHARED DISPOSITIVE POWER

0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,319,099

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.66%

14      TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Onshore LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

19,319,099

9       SOLE DISPOSITIVE POWER

0

10      SHARED DISPOSITIVE POWER

19,319,099

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,319,099

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.66%

14       TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Capital LP

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10      SHARED DISPOSITIVE POWER

33,070,432

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,070,432

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES          / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14     TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

IPH GP LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10      SHARED DISPOSITIVE POWER

33,070,432

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,070,432

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14     TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Enterprises Holdings L.P.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10       SHARED DISPOSITIVE POWER

33,070,432

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,070,432

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14      TYPE OF REPORTING PERSON

PN

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Icahn Enterprises G.P. Inc.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10      SHARED DISPOSITIVE POWER

33,070,432

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,070,432

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14       TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1.       NAME OF REPORTING PERSON

Beckton Corp.

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10      SHARED DISPOSITIVE POWER

33,070,432

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,070,432

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%

14      TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No. 651229 10 6

1       NAME OF REPORTING PERSON

Carl C. Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

0

8       SHARED VOTING POWER

33,070,432

9       SOLE DISPOSITIVE POWER

0

10     SHARED DISPOSITIVE POWER

33,070,432

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,639,572*

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13      \PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.35%*

14       TYPE OF REPORTING PERSON

IN

* Includes 1,569,140 Shares beneficially owned by Brett Icahn, who may be considered to have formed a “group” with the other Reporting Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), by virtue of Brett Icahn being a party to the Nomination Agreement. The Reporting Persons other than Brett Icahn expressly disclaim beneficial ownership of such 1,569,140 Shares beneficially owned by Brett Icahn, who expressly retains sole voting and dispositive power over such Shares.

SCHEDULE 13D

CUSIP No. 651229 10 6

1       NAME OF REPORTING PERSON

Brett Icahn

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) / /

(b) / /

3       SEC USE ONLY

4       SOURCE OF FUNDS

OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             / /

6       CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

1,569,140

8       SHARED VOTING POWER

0

9       SOLE DISPOSITIVE POWER

1,569,140

10     SHARED DISPOSITIVE POWER

0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,639,572*

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES           / /

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.35%*

14     TYPE OF REPORTING PERSON

IN

* Includes 33,070,432 Shares beneficially owned in the aggregate by all of the Reporting Persons other than Brett Icahn, who may be considered to have formed a "group" with Brett Icahn within the meaning of Section 13(d)(3) of the Act by virtue of Brett Icahn being a party to the Nomination Agreement. Brett Icahn expressly disclaims beneficial ownership of such 33,070,432 Shares beneficially owned by such Reporting Persons, who expressly collectively retain sole voting and dispositive power over such Shares.

SCHEDULE 13D

This statement constitutes Amendment No. 6 to the Schedule 13D relating to the shares of Common Stock, par value $1.00 per share (“Shares”), issued by Newell Brands Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018, as previously amended (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 21, 2022, the Reporting Persons entered into a Stock Purchase Agreement (the "Agreement") with the Issuer pursuant to which the Reporting Persons agreed to sell to the Issuer an aggregate of 10,634,184 Shares, at a price of $25.86 per share. The transactions contemplated by the Agreement are expected to close no later than February 25, 2022. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) and the first paragraph of Item 5(b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 34,639,572 Shares, representing approximately 8.35% of the Issuer's outstanding Shares (based upon: (i) the 425.5 million Shares outstanding as of February 4, 2022, as disclosed by the Issuer in the Issuer’s Form 10-K for the year ended December 31, 2021; minus (ii) the 10,634,184 Shares sold to the Issuer pursuant to the Agreement).

(b) Icahn Master has sole voting power and sole dispositive power with regard to 13,751,333 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 19,319,099 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Brett Icahn has sole voting power and sole dispositive power with regard to 1,569,140 Shares, including 400,000 Shares beneficially owned by a charitable foundation controlled by Brett Icahn. None of the other Reporting Persons has shared voting power or shared dispositive power with regard to such 1,569,140 Shares.

Item 5(c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, all of which were sales of Shares described in Item 4 above.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Partners LP	02.21.2022	(6,210,032)	$25.86

Icahn Partners Master Fund LP	02.21.2022	(4,424,152)	$25.86

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Stock Purchase Agreement dated February 21, 2022 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

BECKTON CORP.

By: /s/ Irene March

Name: Irene March

Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Accounting Officer

/s/ Carl C. Icahn

CARL C. ICAHN

/s/ Brett Icahn

BRETT ICAHN

[Signature Page of Amendment No. 6 to Schedule 13D – Newell Brands Inc.]